SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F   X       Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___     No   X

CRESUD S.A.C.I.F. and A.

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated April 4, 2012 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated April 4, the Company reported that Eduardo Sergio Elsztain, Chairman of the Company, will take a leave of absence from April 5, 2012, until April 16, 2012.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By: /S/ Saúl Zang

Name: Saúl Zang

Title: Vice Chairman of the Board of Directors

Dated: April 5, 2012